October 26, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           ANADIGICS, Inc.

File No.: 333-110538

Dear Mr. Mumford:

Pursuant to Rule 477 (a) and (c) of the Securities Act of 1933, as amended, ANADIGICS, Inc. (the "Company") hereby requests the withdrawal of Pre-Effective Amendment No. 1 to the Company's registration statement on Form S-3 filed with the Securities Exchange Commission on October 18, 2010.  The EDGAR filing agent mistakenly filed Pre-Effective Amendment No. 1 rather than submitting Post-Effective Amendment No. 1 and will re-file using the correct EDGAR submission type.  Pre-Effective Amendment No. 1 has not yet been declared effective and no securities have been sold pursuant to it.  It is our understanding that this application for withdrawal of the amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

In accordance with Rule 478(c) under the 1933 Act, this request is made by the undersigned as the attorney-in-fact, for and on behalf of the Company.

If you have any questions regarding this application for withdrawal, please call Stephen A. Greene of Cahill Gordon & Reindel llp at (212) 701-3873.

Very truly yours,

ANADIGICS, Inc.

By: /s/ Thomas Shields____
       Thomas Shields
       Attorney-in-Fact